SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 12, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes    No X
                                    ---   ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes    No X
                                    ---   ---

       (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CORUS GROUP plc



Date: February 12, 2004                 By   Theresa Robinson
    -------------------                      ----------------

                                        Name: Mrs T Robinson
                                        Group Secretariat Co-ordinator

12 February 2004


Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES


Corus Group plc received notification on 11 February 2004 from Legal & General Investment Management, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 10 February 2004, Legal & General Group Plc and /or its subsidiaries currently have a notifiable interest in 174,179,033 ordinary shares of 10p each as follows:

         Material Interest
         -----------------

--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/C 914945            1,616,381
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 923363            1,339,335
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 775237              473,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 886603           17,962,132
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 775245           19,613,461
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 130007            1,020,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 770286            1,158,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 357206          109,345,112
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 866203            6,231,533
--------------------------------------------------------------------------------
HSBC Global Custody Nominees (UK) Ltd A/c 916681             231,908
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 754612               51,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 361602              120,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 282605            8,659,239
--------------------------------------------------------------------------------
HSBC Global Custody Nominee.(UK) Ltd A/c 360509            5,598,332
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 766793              336,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 824434              109,000
--------------------------------------------------------------------------------
HSBC Global Custody Nominee (UK) Ltd A/c 924422              314,600
--------------------------------------------------------------------------------
                                                         174,179,033

--------------------------------------------------------------------------------

which represents 3.92% of Corus Group plc's issued capital.
END